LMF ACQUISITION OPPORTUNITIES, INC.

1200 West Platt Street, Suite 100

Tampa, Florida 33606

January 21, 2021

VIA EDGAR

Jay Ingram and Erin Purnell

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, NE

Washington, D.C. 20549

Re:	LMF Acquisition Opportunities, Inc.
Registration Statement on Form S-1 (Registration No. 333-251962)

Dear Mr. Ingram and Ms. Purnell:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant, LMF Acquisition Opportunities, Inc. (the “Registrant”), hereby requests acceleration of effectiveness of its above-referenced Registration Statement to 5:00 p.m., eastern time, on January 25, 2021, or as soon as practicable thereafter. By separate letter, the underwriters of the issuance of the securities being registered have joined in this request for acceleration. The Registrant respectfully requests that you notify Curt Creely of Foley & Lardner LLP of such effectiveness by a telephone call to (813) 225-4122.

Very truly yours,

LMF Acquisition Opportunities, Inc.

By:	/s/ Richard Russell
Richard Russell
Chief Financial Officer